[C&N LETTERHEAD]

February 1, 2019

Via Edgar

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attn: Christopher Dunham

Re:	Citizens & Northern Corporation
Form S-4 Registration Statement
File No. 333-229186

Dear Mr. Dunham:

Pursuant to Rule 461 of the Commission's rules, Citizens & Northern Corporation hereby requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement so that the Registration Statement would become effective at 5:00 p.m. on Monday, February 4, 2019, or as soon after your receipt of our filing as practicable.

Citizens & Northern Corporation understands that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kimberly J. Decker, of Barley Snyder, LLP, at (717) 399-1506, with any questions you may have concerning this request.

Sincerely,
/s/ J. Bradley Scovill
J. Bradley Scovill, CEO

cc: Kimberly J. Decker